All transactions listed below relate to sales of Common Stock of Riverbed
Technology, Inc. on August 8, 2007.

SHARES   PRICE        SHARES BENEFICIALLY OWNED AFTER TRANSACTIONS
750         45.06        84628
1195        45.02        83433
1641        45.07        81792
3188        45.01        78604
300         45.15         78304
300         45.05         78004
1300        45.03        76704
6704         45           70000